FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of November, 2012

Commission File Number: 001-12440

ENERSIS S.A.
(Translation of Registrant’s Name into English)

Santa Rosa 76
Santiago, Chile
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  [X]   Form 40-F  [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes    [  ]      No    [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes    [  ]      No    [X]

Indicate by check mark whether by furnishing the information ontained in this Form, the Registrant is also thereby furnishing the information to the Commission
pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes    [  ]      No    [X]

If °;Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

SIGNIFICANT EVENT

Enersis S.A.

Securities Registration Record No. 175

Santiago, November 29, 2012.

Ger. Gen. N° 166/2012.

Mr. Fernando Coloma C.

Superintendent of Securities and Insurance

Superintendence of Securities and Insurance

Alameda 1449

Santiago, Chile

            Re: Significant Event - Dividend

Dear Sir,

Pursuant to articles 9 and 10, paragraph 2 of the Securities Market Law (18,045), the provisions of General Norm 30 of the Superintendence, and in the exercise of the powers bestowed upon me, I hereby inform you, as a significant event, that the Board of Directors of Enersis S.A., in a meeting held yesterday, has unanimously agreed to distribute on January 25, 2013, an interim dividend of Ch$1.21538 per share attributable to the fiscal period of 2012, corresponding to 15% of liquid net income as of September 30, 2012, in accordance with the Company’s dividend policy.

In addition, as provided for in Resolution 660/86 issued by the Superintendence, I hereby attach Form No. 1, containing information regarding this interim dividend agreed by the Board of Directors of Enersis S.A. in the meeting held on November 28, 2012.

Sincerely yours,

Massimo Tambosco

Deputy Chief Executive Officer

cc.:          Bolsa de Comercio de Santiago (Santiago Stock Exchange)

Bolsa Electrónica de Chile (Electronic Stock Exchange)

Bolsa de Corredores de Valparaíso (Valparaíso Stock Exchange)

Banco Santander Santiago - Bondholders Representative

Depósito Central de Valores (Central Securities Depository)

Comisión Clasificadora de Riesgos (Risk Classification Commission)

SUPERINTENDENCE

SECURITIES AND INSURANCE

CHILE

INTERNAL USE: S.V.S. OFFICE

FORM No.1

DIVIDENDS DISTRIBUTION

0.01 Original Information: YES 0.02 Date: 29 /11 / 2012 (DD MM YY)

1. COMPANY IDENTIFICATION

1.01 Tax No.: 94.271.000-3                                                                        1.02 Date: 29 / 11 / 2012 (DD MM YY)

1.03 Company: ENERSIS S.A.

1.04 Securities Registry No.: 0175                                                                       1.05 Affected series: _Unique .

1.06 Ticker local Exchange: ENERSIS                                                                       1.07 Individualization movement: 86

2. AGREEMENT AND AMOUNT OF THE DIVIDEND

2.01 Date of agreement: 28/11/2012 (DD MM YY)

2.02 Agreement Settlement: 3 . (1: Ordinary Shareholders Meeting / 2: Extraordinary Shareholders Meeting /

                                                                      3: Board Meeting)

2.03 Amount of the dividend: 39,683,613,450                                                                       2.04 Type of currency: Ch$ -- .

3. SHARES AND SHAREHOLDERS WITH RIGHTS

3.01 Number of shares: 32,651,166,465 3.02 Closing Date: 19 / 01 / 2013 (DD MM YY)

4. DIVIDEND INFORMATION

4.01 Type of dividend: 1.  (1: Interim / 2: Definitive minimum by law / 3 Definitive additional or eventual)

4.02 Year Ended: 30 / 09 / 12 (DD MM YY)

4.03 Type of payment: 1 (1: In cash / 2: Optional in cash or shares of the issuance / 3: Optional in cash or shares of others companies / 4: Other)

5. PAYMENT OF THE DIVIDEND IN CASH  (In cash or optional in cash or shares)

5.01 Payment in cash: __1.21538 /acc. 5.02 Type of currency: Ch$ --. 5.03 Payment Date: 25 / 01 / 2013 (DD MM YY)

(CONTINUE)

6. DISTRIBUTION OF THE OPTIONAL DIVIDEND IN SHARES

6.01 Started Date:     /  /  (DD MM YY)

6.02 Expiration Option Date:     /  /  (DD MM YY)

6.03 Date of the distribution of shares :     /  /  (DD MM YY)

6.04 Series to choose:             (Only if the option is based on shares of own issuance)

6.05 Shares post movement:            (Only if the option is based on shares of own issuance)

6.06 Tax No. of the Issuer:            (Only if the option is based on shares in which the company is holder)

6.07 Ticker local Exchange:          .

6.08 Factor of shares:           shares to be received by one share with rights

6.09 Share price:           Ch$/share                                                                       6.10 Type of currency: Ch$          .

7. OBSERVATIONS

Tax Effects: The tax credit that could have this dividend will be announced promptly to shareholders

Dividend: This dividend will be charged to 2012 Net Income and corresponds to 15% of the liquid net income for the year ended September 30, 2012, in accordance with the Company’s Dividend Policy for 2012.

Hour, Place and Payment procedures:  To all shareholders with its corresponding authorization, the dividend will be transferred into the bank account or saving account of the shareholder. To shareholders who asked the money by mail, the dividend will be delivered with a nominated check to the shareholders address posted in the Shareholders Registration. To shareholders who get it directly, they must do it in Banks labor days from January 25, 2013, in any branch of Banco de Crédito e Inversiones, BCI, within the country from Monday to Friday, between 9:00 to 14:00. This last option will be used by all shareholders with no specific indication and for those whose bank accounts were notified during a verification process. In cases in which checks are sent back from the Post Office or DCV Registros S.A., they will be maintained in custody until they are requested by shareholders.

Newspaper and Publication Date: The publication of the dividend announcement, will be made in El Mercurio of Santiago newspaper, on January 7, 2013.

Type of Entity: Publicly Held Limited Liability Stock Company

Statement: "The information disclosed in this form is accurate and correct, therefore, I assume the corresponding legal responsibility.”

SIGNATURE OF THE LEGAL REPRESENTATIVE     :                                                                                      .

NAME OF THE LEGAL REPRESENTATIVE     :      MASSIMO TAMBOSCO.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENERSIS S.A.

By: /s/ Ignacio Antoñanzas Alvear
--------------------------------------------------

Title: Chief Executive Officer

Date: November 29, 2012